SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                            ------------------


                               SCHEDULE 13G
                              (Rule 13d-102)
                 Under the Securities Exchange Act of 1934

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO 13d-2(b)

                           (Amendment No. __)(1)



                   Ticketmaster Online-CitySearch, Inc.
                   ------------------------------------
                             (Name of Issuer)


                           Class B Common Stock
                       -----------------------------
                      (Title of Class of Securities)

                                 88633P203

                                 --------

                              (CUSIP Number)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       [ ] Rule 13d-1(b)
       [ ] Rule 13d-1(c)
       [X] Rule 13d-1(d)

                                 --------

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88633P203               13G                        Page 2 of 6 Pages

    1.    NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Comcast Corporation

    2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
    3.    SEC USE ONLY

    4.    CITIZENSHIP OR PLACE OF ORGANIZATION

           Pennsylvania

                         5.   SOLE VOTING POWER

                              453,613 shares of Class A Common Stock, which
                              is convertible into Class B
                              Common Stock on a one-for-one basis.
       NUMBER OF              (See Item 4).
         SHARES
      BENEFICIALLY       6.   SHARED VOTING POWER
        OWNED BY              none
          EACH
       REPORTING         7.   SOLE DISPOSITIVE POWER
      PERSON WITH             453,613 shares of Class A Common Stock,
                              which is convertible into Class B
                              Common Stock on a one-for-one basis.
                              (See Item 4).

                         8.   SHARED DISPOSITIVE POWER

                              none

     9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,613 shares of Class A Common Stock, which is convertible into Class B Common Stock on a one-for-one basis. (See Item 4).

    10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)  EXCLUDES CERTAIN
          SHARES                                                           [ ]

    11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.7% of the Class A Common Stock; if such shares are converted to Class B Common Stock, they would represent 5.3% of the Class B Common Stock. (See Item 4).

    12.   TYPE OF REPORTING PERSON

          CO

Item 1(a).  Name of Issuer:

       Ticketmaster Online-CitySearch, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

       790 E. Colorado Boulevard, Suite 200
       Pasadena, California 91101

Items 2(a), (b) and (c).

      Name of Person Filing; Address of Principal Business Office; Citizenship:

      This statement is being filed by Comcast Corporation, a Pennsylvania corporation ("Comcast"). Comcast CitySearch, Inc., a Delaware corporation, holds the shares of Class A Common Stock of the Issuer described in Item 4 below. Comcast CitySearch, Inc. is a wholly owned subsidiary of Comcast Online Communications, Inc., which itself is a Delaware corporation and a wholly owned subsidiary of Comcast.

      Sural Corporation, a Delaware corporation ("Sural"), is the beneficial owner of shares of Class A Common Stock of Comcast and of all outstanding shares of Class B Common Stock of Comcast. As of December 31, 1998, the shares of common stock of Comcast owned by Sural constituted a majority of the voting power of the two classes of Comcast's voting common stock combined.

      Brian L. Roberts has sole voting power over stock representing a majority of voting power of all Sural stock. Pursuant to Rule 13d-3 of the Exchange Act, Brian L. Roberts may be deemed to be the beneficial owner of the Comcast Class A Common Stock and the Comcast Class B Common Stock owned by Sural.

      The principal business address of Comcast, Comcast Online
      Communications, Inc. and Brian L. Roberts is 1500 Market Street, Philadelphia, Pennsylvania 19102-2148. The principal business address of Sural and Comcast CitySearch, Inc. is 1201 N. Market Street, Suite 2201, Wilmington, Delaware 19801.

Item 2(d).  Title of Class of Securities:

      Class B Common Stock, par value $0.01 per share ("Class B Common Stock").

Item 2(e).  CUSIP Number:

      88633P203

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

      Not applicable.

Item 4. Ownership:

       (a) Amount beneficially owned:

           453,613 shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), which is convertible, at the option of the holder, into Class B Common Stock on a one-for-one basis.

       (b) Percent of class:

           0.7% of the outstanding Class A Common Stock or, assuming conversion into Class B Common Stock, 5.3% of the outstanding Class B Common Stock; and 0.7% of the voting power of the Common Stock of the Issuer. Then percentages are based on the 63,291,653 shares of Class A Common Stock and 8,167,000 shares of Class B Common Stock, in each case outstanding as of December 31, 1998 and as provided by the Issuer.

       (c) Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote

             453,613 shares of Class A Common Stock, which is convertible into Class B Common Stock on a one-for-one basis. On any matter submitted to a vote of shareholders of the Issuer, each outstanding share of Class A Common Stock is entitled to fifteen votes and each outstanding share of Class B Common Stock is entitle to one vote (such classes voting together as a single class).

            (ii) Shared power to vote or to direct the vote

             - 0 -

           (iii) Sole power to dispose or to direct the disposition of

             453,613 shares of Class A Common Stock, which is convertible into Class B Common Stock on a one-for-one basis.

            (iv) Shared power to dispose or to direct the disposition of

             - 0 -

Item 5. Ownership of Five Percent or Less of a Class.

       Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

       Not applicable.

Item 8. Identification and Classification of Members of the Group.

       Not applicable.

Item 9. Notice of Dissolution of Group.

       Not applicable.

Item 10. Certification.

       Not applicable.



                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              COMCAST CORPORATION

                              By: /s/ Stanley Wang
                                  ------------------------------
                              Name: Stanley Wang
                              Title: Senior Vice President
                                     and Secretary

Date: February 16, 1999